

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

May 6, 2008

<u>Via U.S. Mail</u>

Mr. William Slater
Chief Financial Officer
Symmetricom, Inc.
2300 Orchard Parkway
San Jose, CA 95131

      Re: **Symmetricom, Inc.**
             Item 4.02 Form 8-K
             Filed April 23, 2008
             File No. 000-02287

Dear Mr. Slater:

      We have completed our review of your Item 4.02 Form 8-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director